May 25, 2005
Mail Stop 0408



Charles F. Howell
President
Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, Connecticut  06901

	Re:	Patriot National Bancorp, Inc.
		Form SB-2 filed April 25, 2005
		File No. 333-124312


Dear Mr. Howell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the filing to a date as most recently as practicable. Please include information for the interim period ended
March 31, 2005.  Refer to Item 310(b) of Regulation S-B.

Cover Page

2. We note that you omit pricing information and information regarding arrangements for the standby purchase. Please be aware that we may have additional comments or require additional time to complete our review once you complete this information.

Prospectus Summary- page 1
3. We note the second paragraph of this section. Please revise the prospectus to make clear from context all references so that this sentence will be unnecessary. Please see Rule 421.

Our Company- page 1
4. The disclosure beginning with this caption through page 4 is too
promotional.  Please balance the presentation.  For example, but not
limited to, the fifth bullet of the Financial Highlights points to Net Income growth. We note that Net Income decreased 30% from $1.34
Million in 2003 to $926,000 in 2004. This material decrease in Net
Income is not mentioned in your highlights. Please revise to balance the entire section, pages 1 through page 4. Also please delete the five year compound growth information at the bottom of page 1.
You
may give that same information broken out by each year, which we believe gives shareholders a more accurate picture of the discussed change.

Certain Federal Income Tax Consequences- page 28
5. Please delete the word "certain" from the heading and narrative.
Please revise to disclose all material federal income tax consequences of the subscription offering to current shareholders. In addition, please identify tax counsel and file their opinion and consent or advise us why no opinion will be filed.

Use of Proceeds - page 30
6. Please provide greater specificity as to how the proceeds will be used. For example disclose how many branches you anticipate opening in 2005 and 2006 and the estimated costs to open these branches or the historical estimated average cost to open a new branch.

Management`s Discussion and Analysis

Loans - page 38

7. Reference is made to the first sentence in the second paragraph under "Commercial Real Estate Loans" on page 38. Please also disclose whether or not you originate fixed rate commercial real estate loans and if you do, what is the longest term fixed rate commercial real estate loan that you will hold in your portfolio.

8. We note your disclosure on page 39 that at December 31, 2004 you had two commercial real estate loans that were non-accrual loans that were current as to principal and interest. Please revise to describe the nature of the two non-performing loans and describe the timing and circumstances that led to your determination that these should be placed on non-accrual status. Revise to describe any changes in status or performance subsequent to December 31, 2004 and quantify the amount of any specific allowance attributable to these loans.

Critical Accounting Policies - Allowance for Loan Losses - page 42
9. We note your disclosure on page 13 that a substantial portion of your loans are unseasoned and lack an established record of performance. Please revise your critical accounting policy discussion to describe the nature of and quantify the amount of unseasoned loans. Describe how management considers and compensates for the lack of historical performance related to unseasoned loans when determining the amount of the allowance for loan losses. Refer to Section V of Interpretive Release No. 33-8350.

Liquidity - page 50
10. We note your disclosure on page F-24 that you intend to open two new branch offices in 2005. Please revise to quantify your estimate of the impact on liquidity related to your proposed 2005 branch openings. Refer to Item 303(b) of Regulation S-B.

Consolidated Financial Statements

Note 3 - Available for Sale Securities - page F-16

11. We note your disclosure that management believes that none of the unrealized losses on available for sale securities are other than temporary. Please provide us with your comprehensive analysis describing how you determined that these investments were not other than temporarily impaired. Refer to SAB Topic 5M and provide us with your analysis as of December 31, 2004 and March 31, 2005. In your analysis please include, but not limit to, the following:

* The nature of the investments;
* Severity and duration of impairment;
* The investee credit rating and asset quality; and
* Your intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value.

Exhibits
12. We note that certain exhibits (Legal Opinion and Standby
Agreement) will be filed by amendment. We may have comment once those documents are filed.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Accounting questions may be directed to Chris Harley at (202) 551-3695 or to Joyce Sweeney at (202) 551-3449. All other questions
may be directed to Barry McCarty at (202) 551-3417 or to me at
(202)
551-3418.

						Sincerely,



						William Friar
						Senior Financial Analyst



cc:	William W. Bouton III, Esq.
	Kerry John Tomasevich, Esq.
	Tyler Cooper & Alcorn, LLP
	185 Asylum Avenue
	City Place 35th. Floor
	Hartford, Ct. 06103-3488
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Mr. Charles F. Howell
Patriot National Bancorp, Inc
May 25, 2005
Page 5